United States securities and exchange commission logo





                              April 25, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 29,
2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Questions and Answers
       Q: Is the completion of the Merger subject to any conditions?, page xv

   1. Please identify the closing conditions that are subject to waiver here and in your disclosure on page 5.
Please also revise your risk factor on page 38, as applicable, to address material risks
that are subject to waiver.
       Q: What are the material U.S. federal income tax consequences as a result of the Business
       Combination?, page xvi

   2. We note your disclosure here as well as elsewhere throughout the registration statement such as on page 165
that counsel is unable to provide an opinion regarding the treatment of the merger as a
tax-free reorganization. However, you still state in the registration
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 225, 2023 Page 2
Page
FirstName LastName
         statement that the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As such, your disclosure makes representations as to probable material tax consequences. Please note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. See Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use
            should    or "more likely than not" rather than    will,    but
counsel providing the opinion
         must explain why it cannot give a    will    opinion and describe the
degree of uncertainty in
         the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19
         (Oct. 14, 2011). Please revise your disclosure here and throughout the prospectus accordingly. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.
Q: What equity stake will current Denali shareholders and Existing Longevity Equityholders hold in Holdco immediately after the consummation, page xix

3. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Summary of the Proxy Statement/Prospectus
Cerevast Medical, Inc., page 3

4. Your statement that Cerevast is developing "first-in-class" therapeutic solutions implies the likelihood of regulatory approval and comparisons to other therapeutic solutions.
         Please remove the "first-in-class" reference here and throughout the registration statement as the statement is speculative in light of the regulatory status of Cerevast's therapeutic solutions.
The Parties to the Business Combination, page 3

5. For each of the target entities, including Longevity, Aegeria, Cerevast and Novokera, please revise your discussion here to provide additional and balanced disclosure on the current state of operations, including with reference to the specific products in development by each entity and the current state of clinical trials for those products, including that trials for LBI-001 and LBI-201 are currently on hold, and to identify the material licensing agreements each entity depends upon for its current operations as well as to disclose each entity's history of net losses.
The Denali Board's Reasons for the Business Combination, page 6

6. Some of the factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports the
         board   s recommendation. For example, disclose what in the due
diligence and in the
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 325, 2023 Page 3
Page
FirstName LastName
         historical financial metrics of Longevity and the targets as well as the unaudited prospective financial information specifically supported the recommendation.
         Also, ensure that you address all material factorshere as you do on pages 135-137, including the consideration of certain potentially material negative factors the Board considered.
Redemption Rights, page 11

7. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Interests of Denali's Directors and Executive Officers in the Business Combination, page 13

8. We note your disclosure on page 23 that Denali's executive officers and directors, including the Sponsor and other entities affiliated with Denali and the Sponsor, are entitled to reimbursement of certain out-of-pocket expenses, but will not have a claim against the Trust Account for reimbursement of these expenses if Denali fails to consummate a business combination. Please revise to include here the current value of out-of-pocket expenses for which the aforementioned parties are awaiting reimbursement. We also note your disclosure here that there are certain unpaid expenses that have been incurred by the Sponsor and Denali's officers and directors and their affiliates in connection with the administrative services agreements. Please clarify whether these agreements covered out-of-pocket expenses and revise your disclosure on page 23 or elsewhere, as appropriate, to disclose the material terms of these agreements.
9. Please revise your disclosure here and throughout the registration statement as appropriate so that it highlights all material interests in the transaction held by the sponsor and the
         company   s officers and directors. This could include fiduciary or
contractual obligations
         to other entities as well as any interest in, or affiliation with, the target company. For example, we note your disclosure on page 267 that Bradford A. Zakes and Brenda Sparks will be eligible for transaction bonuses only upon closing of the business combination as well as your disclosure on page 279 that Yuquan Wang, Executive Chairman of the
         Board, has an interest in the promissory notes issued by Longevity to FutureTech Partners.
10. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
11. Please revise the conflicts of interest discussion on pages 13 through 17 and elsewhere throughout the registration statement, as appropriate, to clarify how the board considered those conflicts in negotiating and recommending the business combination.
Interests of Longevity's and the Targets' Directors and Executive Officers in the Business
Combination, page 17

12. We note your disclosure that FutureTech Capital, LLC and the Sponsor entered into a
         Sponsor Membership Interests Purchase Agreement on November 8, 2022. Please revise
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 425, 2023 Page 4
Page
FirstName LastName
         your discussion to disclose the approximate dollar value of FutureTech Capital's interest in the target based on the transaction value and recent trading prices as compared to the price paid.
The exercise price of the Denali Warrants is subject to potential adjustment in the event Denali issues additional ordinary shares, page 34

13. We understand the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities. We also note your disclosure on page 86 that "management believes it is probable that the estimated
         $36,218,000 needed to meet the Minimum Cash Condition will be raised through a PIPE
         Financing." Please quantify the number and value of securities the sponsor will receive.
         In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders. If you are unable to provide these disclosures on the basis of the amount of the Proposed PIPE Financing, please explain why you cannot yet provide these disclosures.
We have a history of net losses, and we expect to continue to incur losses for the foreseeable future, page 47

14.      Please revise this risk factor to remove the reference to you
"successfully"
         commercializing some of your product candidates as you currently do not commercialize any product candidates nor have you in the past.
Unaudited Pro Forma Condensed Combined Financial Information
Other Financing and Reorganization Events, page 85

15. We note that you are currently pursuing a PIPE financing. When known, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
         Please also disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement. Furthermore, if the financing will include convertible securities, please revise your disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
Unaudited Pro Forma Condensed Combined Financial Information
Expected Accounting Treatment of Longevity's Acquisition of the Targets, page
86

16. We note the disclosure that Cerevast was determined to be the accounting acquirer of the
         Target Acquisitions because, among other things, their shareholders will have the largest minority voting interest and Cerevast senior management will comprise a majority of the
         Longevity senior management. Please provide us more details and your analysis of how you concluded Cerevast is the accounting acquirer consistent with the guidance in paragraphs of ASC 805-10-55-10 to 55-15.
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 525, 2023 Page 5
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Longevity Balance Sheet, page 89

17. Please revise to disclose how you determined the adjustment of $9,251,252 in Note 3(A).
         In addition, disclose how you determined the fair value of the new debt of $8,651,403 discussed in Note 3.

Note 2 - Target Acquisitions Peliminary Estimated Purchase Price Allocoaion, page 93

18. Please revise to clarify how you determined $10 per share as the estimated fair value of the Longevity common stock in arriving at the purchase price for the Aegeria and
         Novokera assets acquisitions.

Shareholder Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 120

19. Please revise the Background section to detail the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Longevity's business, the merger consideration and the structure of the transaction (including the negotiation and marketing processes for the Proposed PIPE transaction). Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between September 23, 2022 and January 25, 2023 should be described and the proposing party identified. In this regard, we note that the
         Background section as written discusses in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.
20. Expand your disclosure to explain how the valuation of Longevity changed throughout the negotiations process. As examples, you disclosed that on October 12, 2022, Messrs. Zakes and Stever, representing Longevity, Mr. Lei Huang and Mr. Peter Xu from Denali, representatives from US Tiger and representatives from FutureTech discussed potential valuation and the pro forma capitalization of the post-merger combined company and that
         on November 8, 2022, Longevity   s CEO, Mr. Bradford A. Zakes, had a
videoconference
         with Mr. Peter Xu, Mr. Ying Shan, and representatives of US Tiger Securities to discuss
         Longevity   s valuation. We further note that Longevity's January 26,
2023 press release
         referred to a pro forma equity valuation of approximately $236.2 million of the Combined
         Company, assuming no redemptions of Denali public shares by Denali   s
public
         shareholders.
21. Please revise the disclosure on page 120 to clarify whether prior to the consummation of
         Denali's initial public offering, either Denali or anyone acting on its behalf contacted any prospective target business or had any substantive discussions with respect to a transaction with Denali.
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 625, 2023 Page 6
Page
FirstName LastName
22. We note that US Tiger Securities performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. We also note your disclosure on page xxiv and elsewhere that the deferred underwriting fee "is only payable upon the completion of the Business Combination." Please clarify whether this is the only fee payable to
US Tiger Securities
         that is contingent on completion of the business combination. To the extent there are additional fees, please quantify the aggregate fees payable to US Tiger Securities that are contingent on completion of the business combination.
23. We note that on September 23, 2022, representatives of FutureTech Capital LLC met with
         Denali's CEO and during this meeting, FutureTech representatives introduced Longevity to Denali. Please describe when and by whom FutureTech and Denali were first introduced to each other.
24. We note that Denali's management team identified over seventeen potential target companies, made contact with representatives of seventeen such potential targets, entered into non-disclosure agreements with respect to seven such potential targets and sent binding LOIs to two targets, including to Longevity. Please revise your disclosure to clarify how many potential targets were initially identified and to explain how and when the management team proceeded from over seventeen targets to seventeen targets and then down to seven targets and eventually to the final two targets, including an explanation for why the companies were eliminated as potential targets at each stage. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.
25. In the event that the Sponsor has other SPACs in the process of searching for a target company, please revise to disclose whether the Sponsor considered more than one active
         SPAC to be the potential acquirer of Longevity and how the final decision was reached.
26. We note your disclosure on page 124 that Denali was provided with the projections prepared by Longevity's senior management during October 2022. Please revise this background section to disclose any discussions relating to the assumptions underlying any target projections as well as any discussions with the target about the potential loss of clients in the near future or other events that may materially affect the target's prospects or its financial projections for future performance.
27. We note your disclosure on page 85 that you are currently pursuing a PIPE financing.
         Please revise your disclosure here to discuss whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.
28. Please disclose any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 725, 2023 Page 7
Page
FirstName LastName
29. We note your disclosure on page 11 that certain shareholders agreed to waive their redemption rights. Please revise this section to disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
Projected Financial Information, page 125

30. We note that Denali was provided with projections prepared by senior management of
         Longevity for consideration of the Business Combination and the summary of this information is presented on page 125. Expand your disclosures to provide additional information surrounding the material assumptions and estimates underlying the financial projections to provide investors with sufficient information to evaluate the projected financial information. For example:
             Disclose whether, and if so, why, the Board and Management considered these projections reasonable considering the clinical stage operations of the target companies and the extended period of the projections. In this regard, address the reasonableness of eight year projections for revenues related to products which are in clinical stage and have not yet received FDA approval. Discuss how the eight-year projected time period was selected and clarify whether the passage of the selected time was a consideration in the Board's assessment.
             Separately disclose projections for each of the product candidates in the pipeline on page 191. Identify the target markets and geographical sales territories for the projected product revenues and the specific projected market adoption rates and realized pricing in each sales territory to help provide additional insight into the range in these rates underlying the revenue projections. Explain how the market adoption rates and projected realized pricing in each territory were determined.
             For each product candidate, please discuss all material assumptions and the basis for those assumptions used to develop the projections, including related to regulatory approval, the length of time from approval to commercial availability, assumptions about market acceptance, size of the target market, market growth rates, projected realized pricing in each sales territory, the number of patients enrolled in each applicable clinical study, detailed costs assumptions, including the study cost per patient, market penetration and growth rates, the impact of competition, including the possibility of new market entrants, and any other factors or contingencies that would affect the projections from materializing. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted.
             Disclose any specific assumptions related to regulatory approvals. Explain how the assumptions regarding the number of patients enrolled in each
             applicable clinical study and the study cost per patient were determined.
             Disclose any specific assumptions related to material macroeconomic factors, such as low interest rates.
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 825, 2023 Page 8
Page
FirstName LastName



Opinion of Newbridge, page 126

31. Please revise your disclosure to describe any services the financial advisor has provided to the target or affiliates of the parties, including to other SPACs associated with the same sponsor, to the extent there are any.
Fees and Expenses, page 133

32. We note your disclosure on page 122 that "Denali engaged Newbridge to provide financial advisory services and provide a fairness opinion to the Denali Board." Please expand your disclosure here, or elsewhere as appropriate, to provide a clear description of any additional services the Newbridge or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction.
Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal No. 5F: Delaware as Exclusive Forum, page 151

33. Here and on page 288, you state that under the Proposed Certificate of Incorporation, the forum selection provision provides that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to state here, as you do on page 289, that this provision does not apply to Exchange Act claims, if true. Please also include a risk factor clearly describing any risks resulting from the forum selection provision in your
         Proposed Certificate of Incorporation. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors'
         ability to bring a claim in a judicial forum that they find favorable. Management of Denali
Conflicts of Interest, page 186

34.      We note the table summarizing the entities to which Denali   s
executive officers and
         directors currently have fiduciary duties, contractual obligations or other material management relationships, included SPACs. Please revise to provide balanced disclosure about the prior SPAC record and the outcomes of prior transactions. At an appropriate section, also include similar disclosure for management of the target companies, if applicable.
Information about Longevity
Our Product Candidates and Pipeline, page 191

35.      With respect to your pipeline table on page 191:

                Please combine the "Discovery" and "Formulation and Preclinical" columns, as both
 Jiandong (Peter) Xu
FirstName   LastNameJiandong (Peter) Xu
Denali SPAC    Holdco, Inc.
Comapany
April       NameDenali SPAC Holdco, Inc.
       25, 2023
April 925, 2023 Page 9
Page
FirstName LastName
              relate to pre-clinical development and are not sufficiently distinct, and may give the impression that your product candidates are further along in the clinical process than they actually are. Note that we will not object to pre-clinical stage columns labeled as
              "Discovery" and/or "IND Enabling."
                Please revise to remove the Future Pipeline Opportunities programs from the pipeline table presentation or, alternatively, revise the Business section on page 209 to discuss each of these programs in greater detail, including the work that you have conducted to date for each program.
                Please revise to indicate that your clinical trials for LBI-001 and LBI-201 are currently on hold.
Therapeutic Product Candidates, page 191

36. In your discussion of the preclinical and clinical development of your material programs, and specifically with respect to your disclosure on pages 195-196 and 207-208, please revise your disclosure to specify the following information with respect to the trials that you have conducted, are currently conducting or plan to conduct:
             the indication;
             the number of participants in the trial;
             the primary and secondary endpoints as well as the results as they relate to those endpoints;
             any statistical analysis performed; and
             the occurrence of any serious adverse events.

         Additionally, we note your disclosure on page 208 that    [your] study
concluded that acute
         ischemic stroke treatment using a novel, operator-independent transcranial ultrasound device in combination with intravenous tPA appeared safe.
Conclusions regarding
         efficacy and safety are determinations that only the FDA or a foreign government equivalent has the authority to make. Please revise your disclosure throughout your document, including but not limited to this statement, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency. Alternatively, we advise you that you may present the objective data from pre-clinical and clinical trials without drawing a conclusion from the results. For example, you may note that a candidate was well tolerated, the absence of serious adverse events or the number of trial participants who met the identified trial endpoints.
Ophthalmology
LBI-001- Retinal Vein Occlusion (RVO), page 193

37. We note your disclosure here that your Phase 2 clinical study for your LBI-001 program was "electively placed on hold" and that you plan "to either submit a supplement for the current IDE or submit a new IDE to the FDA" prior to recommencing the study in order to align it with existing standard of care. We also note your disclosure on page 208 that your
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
April      NameDenali SPAC Holdco, Inc.
      25, 2023
April 10
Page  25, 2023 Page 10
FirstName LastName
         Phase 3 clinical study for your LBI-201 program was "electively placed on hold." Please revise your disclosure to state when these programs were put on hold. Additionally, please expand your disclosure here to discuss material differences in the processes between submitting a supplement to the current IDE or submitting a new IDE to the FDA.
Soft-Tissue Reconstruction and Repair
LBI-101 Reconstruction and Repair of Soft Tissue Defects, page 197

38. We note your disclosure in a risk factor on page 72 that the FDA previously rejected your requests for Regenerative Medicine Advanced Therapy (RMAT) designation for your
         LBI-101 product. Please revise your disclosure in this section to disclose that your request for RMAT designation was rejected and to discuss on what basis, to the extent known, the
         FDA rejected those requests.
Key Market Drivers and Opportunities, page 210

39. We note your references here to your "late-stage technologies" and "late-stage clinical pipeline," which appear to imply the likelihood of regulatory approval. Please remove the
         "late-stage" reference here and throughout the registration statement as it is speculative in light of the regulatory status of your therapeutic solutions, particularly given that your clinical trials for LBI-001 and LBI-201, are currently on hold. Intellectual Property, page 212

40. Please revise your disclosure here to specify for each issued and each of your pending patent application the following information:
             whether the patent is owned or licensed;
             whether the patent is issued or has a pending application; and the type of patent protection (for example, composition of matter, use, or process).

         Additionally, we note your disclosure on page 211 that the program for LBI-101 has received grant funding through the US Department of Defense. Please indicate whether any of your patents or pending patent applications may be subject to march-in rights as a result of this US government funding. To the extent any patents are subject to march-in rights please identify here those patents and discuss any material risks related to those march-in rights.
License Arrangements, page 215

41.      We note your disclosure beginning on page 215 discussing the various license
         arrangements you have in place. Please expand your disclosure to describe the material terms of each license agreement including, as applicable:
             the nature and scope of any intellectual property transferred; each parties' rights and obligations;
             quantification of all up-front or execution payments received or paid to date;
             aggregate amounts paid or received to date under the agreement; Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
April      NameDenali SPAC Holdco, Inc.
      25, 2023
April 11
Page  25, 2023 Page 11
FirstName LastName
                aggregate amounts of all potential development, regulatory and commercial milestone payments;
                quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
                disclosure of the duration of the agreement and when royalty provisions expire; and
                disclosure of termination provisions.

         Please also file the agreements as exhibits to your registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements.
         Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Manufacturing, page 217

42. Please expand your disclosure to address the sources and availability of raw materials as well as to include the names of your principal suppliers. Refer to
         Item 101(h)(4)(v) of Regulation S-K.
Facilities, page 221

43. Please file the lease agreement for your corporate headquarters and laboratory space as an exhibit, pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Longevity Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 246

44. Please revise your disclosure here to discuss all material provisions of the C&E
         Agreements. File the agreements and amendments as exhibits to your registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10)(i)(A) of Regulation S-K. Results of Operations, page 247

45. Please revise to separately disclose the significant components in general and administrative expenses each period.


Aegeria Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 252

46. Please revise to further explain the reason for the reversal of accrued expense in the year ended December 31, 2022 that resulted in negative research and development expenses and the reason this was not adjusted in the prior years as the correction of an error.
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
April      NameDenali SPAC Holdco, Inc.
      25, 2023
April 12
Page  25, 2023 Page 12
FirstName LastName
Cerevast Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 257

47. Please revise to disclose more details about research and development expenses, including by specific programs or product candidates

Certain Relationships and Related Person Transactions
Longevity, page 278

48. For each of the Management Services Agreement, the Promissory Notes and the
         Membership Interest Purchase Agreement, please file these as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation
S-K.
Denali Capital Acquisition Corp. Financial Statements
Note 2 - Warrants, page F-14

49. We note that the 8,250,000 public warrants and 510,000 Private Placement Warrants are accounted for as equity-classified instruments under ASC 480 and 815. We also note from pages F-8 and F-22 that the Public warrants are redeemable. Please provide us your analysis of how you concluded that these are equity-classified instruments.

Note 2 - Class A Ordinary Shares Subject to Redemption, page F-15

50. Please explain to us where the proceeds allocated to Public Warrants of $9,973,401 is recorded in your financial statements.

Aegeria Soft Tissue LLC Financial Statements
Note 7 - Commitments and Contingencies, page F-47

51. Please revise to disclose all significant terms of the JHU License Agreement, including milestone fees required upon commercial approval of any product developed from the licensed technology and required payments upon reaching agreed upon sales milestones.

Novokera LLC Financial Statements
Note 1 - Organization and Description of Business, page F-74

52. We note that Novokera LLC was formed November 10, 2021. Please explain to us why you have not included financial statements as of December 31, 2021 and for the period ended December 31, 2021. Refer to the requirements of Article 3 of Regulation S-X.
 Jiandong (Peter) Xu
FirstName  LastNameJiandong (Peter) Xu
Denali SPAC   Holdco, Inc.
Comapany
April      NameDenali SPAC Holdco, Inc.
      25, 2023
April 13
Page  25, 2023 Page 13
FirstName LastName



General

53. To the extent that one or more of your officers and/or directors are located in China or
         Hong Kong, please revise to include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
54. We note that Denali Capital Acquisition Corp. filed a Form 8-K on April 12, 2023 in
         which it discloses that it "deposited into the Company   s trust
account an aggregate of
         $825,000 to extend the period of time the Company has to consummate its initial business combination by an additional three months, from the current deadline of April 11, 2023 to
         July 11, 2023." It also states that "[t]his is the first of the two three-month extensions
         permitted under the Company   s governing documents." Please revise
your disclosure
         throughout the registration statement in the next amendment to reflect that the deadline has been extended to July 11, 2023 and to clarify that this is the first of two three-month extensions.
55. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
April 25, 2023
Page 14

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameJiandong (Peter) Xu                      Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameDenali SPAC Holdco, Inc.
                                                           Services
April 25, 2023 Page 14
cc:       Andy Tucker
FirstName LastName